U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                   FORM 12b-25

                         Commission File Number:0-26709
                                     ---------

                             Notification of Late Filing

                                      (Check One):

      [ ]Form10-K [ ] Form20-F[ ] Form 11-K[X] Form10-QSB [ ] Form N-SAR



           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [X] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR

 For the Transition Period Ended: February 28, 2002


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s)to which the notification relates:

 PART I - REGISTRANT INFORMATION


                    Information Highway.com, Inc.
                    -----------------------------
                      Full Name of Registrant


                        120 - 3011 Viking Way
                        ---------------------
        Address of Principal Executive Office (Street and Number)

                Richmond, British Columbia, V6V 1W1
                -----------------------------------
                      City, State and Zip Code


                  PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed.(Checkbox, if appropriate)

[X] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)The subject annual report, semi-annual report, transition report on Form 10-K,Form 20-F,11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[ ] (c) The accountant's statement or other exhibit required by Rule
12b-25(c)has been attached if applicable.


                          PART III - NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

Due to a recent change in accounting personal, the Company was unable to obtain and organize the necessary financial information in time for filing. The Company expects to file within the extension period.

 PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

 John Robertson            (604)            278-5996
 --------------           ------            --------
     (Name)             (Area Code)    (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940duringthepreceding12monthsorforsuchshorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        [X]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [ ]Yes  [X]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 N/A

                       INFORMATION HIGHWAY.COM, INC.
                       -----------------------------
                (Name of Registrant as specified in charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 12th, 2002                    By: /s/John Robertson
                                          --------------------
                                        John Robertson, President

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